                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                                  ULTRAK, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    903898401
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                            ROBERT H. FRIEDMAN, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 16, 2002
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

- --------
     1       The  remainder  of  this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

             The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 2 of 14 pages
- --------------------------------              ----------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Victoria & Eagle Strategic Fund, Cayman Island
               I.D. No. Foreign Corporation
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     Cayman Islands
- --------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,120,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,390,885
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,390,885(2)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.7%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) Does not give effect to the  super-voting  rights of Issuer's  Preferred Stock discussed under Item 5 hereof.

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 3 of 14 pages
- --------------------------------              ----------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Niklaus Zenger
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     Switzerland
- --------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,339,445
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                650,187
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,068,560(3)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.0%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(3) Does not give effect to the  super-voting  rights of Issuer's  Preferred Stock discussed under Item 5 hereof.

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 4 of 14 pages
- --------------------------------              ----------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Myriam Hernandez
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     France
- --------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                267,723
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     267,723(4)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.9%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(4) Does not give effect to the  super-voting  rights of Issuer's  Preferred Stock discussed under Item 5 hereof.

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 5 of 14 pages
- --------------------------------              ----------------------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 1 amends and restates the Schedule 13D as specifically set forth.

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares of the common stock, $.01 par value per share  ("Common  Stock"),  of Ultrak,  Inc.  (the  "Issuer").  The principal executive  offices  of the  Issuer  are  located  at 1301  Waters  Ridge  Drive,
Lewisville,  Texas 75057.  As set forth below,  the Reporting  Persons  (defined below)  have  also  acquired  shares  of the  Issuer's  Series A 12%  Cumulative
Convertible  Preferred  Stock  (the  "Preferred  Stock"),  which  shares are not registered with the Securities and Exchange Commission  ("SEC"),  but which have the right to vote with the Common Stock.

Item 2.     Identity and Background.
            -----------------------

            Items  2(a),  2(b) and 2(c) This  Statement  is filed by  Victoria &
Eagle  Strategic  Fund,  a  corporation  organized  under the laws of the Cayman
Islands ("VESF"),  Myriam Hernandez and Niklaus Zenger. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

            VESF  is an  international  asset  management  group  whose  primary business is  strategically  investing  in foreign  markets to achieve  long term capital growth.  The principal  business address of VESF is c/o Victoria & Eagle
Asset Management S.A. - Via Nassa, 44-CH-6900 Lugano, Switzerland.  Fabio Conti,
Paolo Marmont,  Stephen  Rumball and Andrea  Manzitti are the sole directors and executive officers of VESF.  BIPIELLE Bank (Suisse) S.A., Via Nassa,  11-CH-6900
Lugano is presently VESF's largest stockholder with 729,620 shares which account for 89.13% of VESF's outstanding stock.

            A list of the  executive  officers and directors of BIPIELLE Bank is attached hereto as Exhibit 7a and is incorporated herein by reference.

            Mr. Zenger is a private investor whose principal business address is
Kanalstrasse 31, Glattbrugg, Switzerland.

            Ms.  Hernandez is Mr.  Zenger's  wife and a private  investor  whose address is Rossliweg 12, Oberbipp, Switzerland.

            Item 2(d) During the last five years, none of the Reporting Persons, directors and executive  officers of the  Reporting  Persons,  nor directors and executive officers of BIPIELLE Bank have been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

            Item 2(e) During the last five years, none of the Reporting Persons, directors and executive  officers of the  Reporting  Persons,  nor directors and executive officers of BIPIELLE Bank have been a party to a civil proceeding of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 6 of 14 pages
- --------------------------------              ----------------------------------

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item  2(f)  VESF is a  corporation  organized  under the laws of the
Cayman Islands. Niklaus Zenger is a citizen of Switzerland.  Myriam Hernandez is a citizen of France.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On September  27, 2001,  Mr.  Zenger  entered into a stock  purchase agreement with the Issuer (the "Purchase Agreement"), attached hereto as Exhibit
7b and incorporated herein by reference,  pursuant to which Mr. Zenger purchased
2,337,700 shares of the Issuer's Common Stock for an aggregate purchase price of
$4,441,630.  On October 12, 2001, Mr. Zenger entered into an agreement with VESF whereby Mr. Zenger  agreed to sell  2,120,000 of these shares of Common Stock to
VESF  immediately  upon the  closing  of the  transactions  contemplated  in the
Purchase Agreement (the "Closing"). Mr. Zenger also separately agreed to sell an additional  200,000  shares of Common Stock to Ms.  Hernandez  upon the Closing, while retaining a six month proxy to vote those shares.  The aggregate  purchase price for these  shares  was  $3,987,791.96  and  $380,000  respectively.  These simultaneous purchase and sale transactions closed on October 25, 2001.

            On October  29,  2001,  Mr.  Zenger and VESF  entered  into a voting rights  agreement,  attached  hereto as  Exhibit 7c and  incorporated  herein by reference,  pursuant to which VESF agreed to transfer the voting rights attached to its  2,120,000  shares of Common  Stock to Mr.  Zenger  in  exchange  for Mr.
Zenger's  commitment  to vote those  shares of Common Stock in  accordance  with instructions  received from VESF.  At Mr.  Zenger's  demand,  VESF has agreed to execute and deliver a voting  proxy for these  shares in favor of Mr.  Zenger or any party designated by Mr. Zenger.

            The  Purchase  Agreement  also gave the Issuer the option to sell to
Mr. Zenger an additional  293,879 shares of Common Stock at $1.90 per share (the
"Issuer  Option").  The Issuer  exercised its Issuer Option on October 28, 2001, subject to  stockholder  approval,  which was received on November 30, 2001. The
Issuer Option transaction has not yet closed.

            On October 23,  2001,  Mr.  Zenger and George  Broady,  the Issuer's
Chairman  of the Board and CEO,  entered  into a share  purchase  agreement,  as amended on November  7, 2001,  pursuant to which Mr.  Zenger  agreed,  following stockholder  approval,  to pay Mr. Broady $3 million in exchange for (1) 195,351 shares  Preferred Stock owned by Mr. Broady,  which are convertible into 406,981 shares of Common Stock and have  super-voting  rights  entitling their holder to
3,255,915 votes on all matters  submitted to stockholders  for a vote, and (2) a six month  voting  proxy on  1,150,000  shares  of Mr.  Broady's  Common  Stock, effective  November  2,  2001 (the  "Broady  Transaction").  The share  purchase agreement  and  the  amendment  are  attached  hereto  as  Exhibits  7d and  7e, respectively, and are incorporated herein by reference.

            The  Issuer's   stockholders  approved  the  Broady  Transaction  on
November  30, 2001,  which  subsequently  closed on January 16,  2002.  Upon the closing,  Mr.  Zenger  transferred  130,233 and 32,559  shares of the  Preferred
Stock, respectively, to VESF and Ms. Hernandez in exchange for the same purchase

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 7 of 14 pages
- --------------------------------              ----------------------------------

price per  share  previously  delivered  Mr.  Broady.  Mr.  Zenger  subsequently received a voting proxy from Ms.  Hernandez to vote her Preferred  Stock for six months and entered into an agreement (the "Voting Agreement") with VESF granting
Mr. Zenger the right to vote VESF's Preferred Stock for six months commencing on
January 16, 2002. A copy of the Voting  Agreement is attached  hereto as Exhibit
7f and is incorporated herein by reference.

            On January 10, 2002,  Mr. Zenger  entered into an option  agreement, attached hereto as Exhibit 7g and incorporated  herein by reference (the "Option
Agreement"),  pursuant to which Mr.  Zenger was  granted a nine month  option to acquire VESF's Preferred Stock for $2.2 million  commencing on January 16, 2002, while VESF was granted the right to require Mr. Zenger to purchase its Preferred
Stock for $2.2 million,  commencing on April 16, 2002 and terminating six months thereafter.

Item 4.     Purpose of Transaction.
            ----------------------

            The Reporting  Persons  purchased the shares of Common and Preferred
Stock  based on the belief  that at current  market  prices the Common  Stock is undervalued. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and depending on various factors,  including without limitation, the Issuer's financial position and investment strategy, the price  levels of the  Common  Stock,  conditions  in the  securities  market and general economic and industry conditions, each of the Reporting Persons may take additional actions such as purchasing additional shares of Common Stock, selling shares of Common  Stock or changing  its  intention  with respect to any and all matters referred to in Item 4.

            In addition to the  foregoing,  Mr.  Zenger might  communicate  with
other   stockholders   and  make   proposals  to  the  Issuer   concerning   the
capitalization  and  operations  of the  Issuer.  Mr.  Zenger is also  currently considering requesting that the Issuer's Board of Directors nominate individuals selected by Mr. Zenger to serve on its Board of Directors and possibly have such nominees  constitute a majority of the Issuer's  Board of  Directors.  As of the date hereof,  Mr. Zenger has not submitted  such a request nor has he identified any such nominees.

            VESF and Ms.  Hernandez  support Mr.  Zenger,  but have reserved the right to change their position at any time in the future.

            Except as set forth herein or such as would occur upon completion of any of the  actions  discussed  above,  the  Reporting  Persons  do not have any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      Item 5(a)

            VESF   beneficially   owns   2,390,885   shares  of  Common   Stock,
constituting  approximately  16.7% of the  Issuer's  outstanding  Common  Stock.
VESF's  total  number of shares  beneficially  owned by it is  comprised  of the

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 8 of 14 pages
- --------------------------------              ----------------------------------

2,120,000  shares of Common Stock that VESF acquired  from Mr. Zenger  following the Closing and the 270,885  shares of Common  Stock into which  VESF's  130,233 shares of Preferred  Stock are  convertible at the rate of 2.08 shares of Common
Stock  per each  share of  Preferred  Stock.  VESF's  percentage  of  beneficial ownership  was arrived at by dividing the total number of shares of Common Stock beneficially  owned  by it  (2,390,885)  by  14,297,473,  which  represents  the
2,337,700  shares of Common Stock issued at the Closing,  the 270,885  shares of
Common Stock into which VESF's 130,233 shares of Preferred Stock are convertible at the rate of 2.08 shares of Common Stock per each share of Preferred Stock and the  11,688,888  shares of Common Stock  reported as outstanding in the Issuer's
Quarterly  Report on Form 10-Q for the fiscal quarter ended  September 30, 2001, filed with the  Securities  and Exchange  Commission  on November 14, 2001.  For
purposes of  calculating  this  percentage,  it was assumed that no party owning
Preferred Stock, other than VESF, had converted such stock into shares of Common
Stock.  Should either VESF or Mr. Zenger  exercise  their full options under the
Option  Agreement,  VESF's total  number of shares of Common Stock  beneficially owned  would  decrease to  2,120,000,  being  comprised  solely of the shares of
Common Stock acquired from Mr. Zenger  following the Closing,  and  constituting
approximately  15.1%  of  the  Issuer's   outstanding  Common  Stock.  This  new
percentage of beneficial  ownership  was arrived at by dividing  VESF's  revised total number of shares  beneficially  owned  (2,120,000)  by  14,026,588,  which represents  the  2,337,700  shares of Common Stock issued at the Closing and the
11,688,888  shares of Common  Stock  reported  as  outstanding  in the  Issuer's
Quarterly  Report on Form 10-Q for the fiscal quarter ended  September 30, 2001, filed with the  Securities  and Exchange  Commission  on November 14, 2001.  For
purposes of  calculating  this  percentage,  it was assumed that no party owning
Preferred Stock had converted such stock into shares of Common Stock.

            As  discussed  in  Item  3,  the  Preferred  Stock  carries  with it super-voting  rights,  giving  each  holder  thereof  16.667  votes per share of
Preferred  Stock  held  on any  matter  submitted  to  stockholders  for a vote.
However, these super-voting rights will have no effect on VESF's voting power as it has  already  granted  Mr.  Zenger  the right to vote its  130,233  shares of
Preferred  Stock for six months under the Voting  Agreement.  Therefore,  on any matter  submitted to stockholders  for a vote, VESF would have 2,120,000  votes, giving it  beneficial  control  over 15.1% of the  Issuer's  outstanding  voting stock.  VESF's voting power  percentage was arrived at by dividing  VESF's total number  of  votes  beneficially  controlled  (2,120,000)  by  14,026,588,  which represents the votes attached to the 2,337,700  shares of Common Stock issued at the Closing,  and the votes  attached to the  11,688,888  shares of Common Stock reported as  outstanding in the Issuer's  Quarterly  Report on Form 10-Q for the
fiscal quarter ended September 30, 2001,  filed with the Securities and Exchange
Commission on November 14, 2001. For purposes of calculating this percentage, it was assumed that no party owning  Preferred Stock had exercised its super-voting rights.  Should either VESF or Mr. Zenger  exercise their full options under the
Option  Agreement,  VESF's  voting power would remain the same as it has already granted  Mr.  Zenger  the right to vote its  shares of  Preferred  Stock for six months under the Voting Agreement.

            Mr.  Zenger  beneficially  owns  2,068,560  shares of Common  Stock, constituting  approximately  14% of the Issuer's  outstanding  Common Stock. Mr.
Zenger's  total number of shares  beneficially  owned by him is comprised of the
17,700  shares of Common Stock he retained  following  the Closing,  the 293,879 shares of Common Stock he is obligated to purchase under the Issuer Option,  the

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 9 of 14 pages
- --------------------------------              ----------------------------------

1,150,000  shares of Common  Stock with  respect  to which he was  granted a six month voting proxy by Mr. Broady, the 200,000 shares of Common Stock acquired by
Ms.  Hernandez at the Closing with respect to which she has granted Mr. Zenger a six month  voting  proxy and the 406,981  shares of Common  Stock into which the
195,351 currently outstanding shares of Preferred Stock are convertible.  All of the outstanding  Preferred Stock has been deemed to be beneficially owned by Mr.
Zenger,  as he personally owns 32,559 shares of Preferred  Stock, has received a voting proxy from Ms.  Hernandez  giving him the right to vote her 32,559 shares of  Preferred  Stock for six  months  and Mr.  Zenger  is a party to the  Voting
Agreement  which grants him the right to vote VESF's 130,233 shares of Preferred
Stock for six months.  Mr.  Zenger's  percentage  of  beneficial  ownership  was arrived at by dividing his total number of shares beneficially owned (2,068,560)
by 14,727,448,  which  represents the 2,337,700 shares of Common Stock issued at the  Closing,  the 293,879  shares of Common  Stock Mr.  Zenger is  obligated to purchase under the Issuer Option,  the 406,981 shares of Common Stock into which the 195,351  shares of  Preferred  Stock  beneficially  owned by Mr.  Zenger are convertible,  and the 11,688,888  shares of Common Stock reported as outstanding in the  Issuer's  Quarterly  Report on Form 10-Q for the  fiscal  quarter  ended
September  30,  2001,  filed with the  Securities  and  Exchange  Commission  on
November 14, 2001.  Should either VESF or Mr. Zenger exercise their full options under the Option Agreement,  Mr. Zenger's total number of shares of Common Stock beneficially owned would remain the same as he already  beneficially owns all of
VESF's Preferred Stock as a result of the Voting Agreement.

            When  giving  effect  to the  super-voting  rights  attached  to the
195,351 shares of Preferred Stock  beneficially  owned by Mr. Zenger, Mr. Zenger would beneficially control 4,917,494 votes or 28.0% of the Issuer's voting stock on any matter submitted to stockholders for a vote. Mr. Zenger's total number of votes  beneficially  controlled is comprised of the votes attached to the 17,700 shares of Common Stock he retained following the Closing,  the 293,879 shares of
Common Stock he is obligated to purchase under the Issuer Option,  the 1,150,000 shares of Common  Stock with  respect to which he was granted a six month voting proxy by Mr.  Broady,  the  200,000  shares  of  Common  Stock  acquired  by Ms.
Hernandez  at the Closing with  respect to which Ms.  Hernandez  has granted Mr.
Zenger a six month voting proxy and the 3,255,915  votes attached to the 195,351 shares  of  Preferred  Stock  beneficially  owned by Mr.  Zenger.  Mr.  Zenger's percentage  of voting power was arrived at by dividing his total number of votes
beneficially   controlled  (4,917,494)  by  17,576,382,   which  represents  the
2,337,700  shares of Common Stock issued at the Closing,  the 293,879  shares of
Common Stock Mr. Zenger is obligated to purchase  under the Issuer  Option,  the
3,255,915 votes attached to the 195,351 shares of Preferred  Stock  beneficially owned by Mr.  Zenger  and the  11,688,888  shares of Common  Stock  reported  as outstanding in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001,  filed with the Securities and Exchange  Commission on
November 14, 2001.  Should either VESF or Mr. Zenger exercise their full options under the Option  Agreement,  Mr. Zenger's voting power would remain the same as he already  beneficially  owns all of VESF's  Preferred Stock as a result of the
Voting Agreement.

            Ms.  Hernandez  beneficially  owns 267,723  shares of Common  Stock, constituting  approximately  1.9% of the Issuer's  outstanding Common Stock. Ms.
Hernandez's total number of shares beneficially owned by her is comprised of the
200,000  shares of Common  Stock that Ms.  Hernandez  acquired  from Mr.  Zenger following  the  Closing  and the  67,723  shares of Common  Stock into which her

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 10 of 14 pages
- --------------------------------              ----------------------------------

32,559 shares of Preferred  Stock are  convertible at the rate of 2.08 shares of
Common Stock per each share of Preferred  Stock. Ms.  Hernandez's  percentage of beneficial  ownership  was  arrived at by  dividing  her total  number of shares beneficially  owned  (267,723) by  14,094,311,  which  represents  the 2,337,700 shares of Common Stock issued at the Closing,  the 67,723 shares of Common Stock into which her 32,559 shares of Preferred  Stock are  convertible at the rate of
2.08 shares of Common Stock per each share of Preferred Stock and the 11,688,888 shares of Common Stock reported as outstanding in the Issuer's  Quarterly Report on Form 10-Q for the fiscal  quarter ended  September  30, 2001,  filed with the
Securities  and  Exchange  Commission  on November  14,  2001.  For  purposes of calculating  this  percentage,  it was assumed  that no party  owning  Preferred
Stock, other than Ms. Hernandez,  had converted such stock into shares of Common
Stock.

            The super-voting rights attached to Ms. Hernandez's 32,559 shares of
Preferred Stock have no effect on her beneficial ownership calculations,  as Ms.
Hernandez  has  previously  granted six month voting  proxies to Mr. Zenger with respect to all of her holdings of the Issuer.

            The Reporting  Persons  beneficially  own 4,188,560 shares of Common
Stock,  constituting  approximately  28.4% of the  Issuer's  outstanding  Common
Stock. The Reporting Persons' total number of shares  beneficially owned by them is  comprised  of the  17,700  shares of Common  Stock  retained  by Mr.  Zenger following  the Closing,  the 200,000  shares of Common Stock that Ms.  Hernandez acquired from Mr. Zenger  following the Closing,  the 2,120,000 shares of Common
Stock that VESF  acquired from Mr.  Zenger  following  the Closing,  the 293,879 shares of Common  Stock Mr.  Zenger is  obligated  to purchase  under the Issuer
Option,  the  1,150,000  shares of Common Stock with respect to which Mr. Zenger was granted a six month  voting  proxy by Mr.  Broady and the 406,981  shares of
Common Stock into which the 195,351  currently  outstanding  shares of Preferred
Stock are  convertible.  As discussed  above,  all of the outstanding  Preferred
Stock has been deemed to be  beneficially  owned by the Reporting  Persons.  The
Reporting Persons' percentage of beneficial ownership was arrived at by dividing their total number of shares beneficially owned (4,188,560) by 14,727,448, which represents  the  2,337,700  shares of Common Stock  issued at the  Closing,  the
293,879  shares of Common Stock Mr.  Zenger is  obligated to purchase  under the
Issuer Option,  the 406,981 shares of Common Stock into which the 195,351 shares of Preferred Stock  beneficially owned by the Reporting Persons are convertible, and the  11,688,888  shares of  Common  Stock  reported  as  outstanding  in the
Issuer's  Quarterly  Report on Form 10-Q for the fiscal quarter ended  September
30, 2001,  filed with the  Securities  and Exchange  Commission  on November 14,
2001.

            When  giving  effect  to the  super-voting  rights  attached  to the
195,351 shares of Preferred Stock  beneficially  owned by the Reporting Persons, the Reporting Persons would beneficially control 7,037,494 votes or 40.0% of the
Issuer's voting stock on any matter  submitted to  stockholders  for a vote. The
Reporting Persons' total number of votes beneficially controlled is comprised of the votes  attached to the 17,700 shares of Common Stock  retained by Mr. Zenger following  the Closing,  the 200,000  shares of Common Stock that Ms.  Hernandez acquired from Mr. Zenger  following the Closing,  the 2,120,000 shares of Common
Stock that VESF  acquired from Mr.  Zenger  following  the Closing,  the 293,879 shares of Common  Stock Mr.  Zenger is  obligated  to purchase  under the Issuer
Option,  the  1,150,000  shares of Common Stock with respect to which Mr. Zenger was  granted a six month  voting  proxy by Mr.  Broady and the  3,255,915  votes

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 11 of 14 pages
- --------------------------------              ----------------------------------

attached to the 195,351  shares of  Preferred  Stock  beneficially  owned by the
Reporting Persons. The Reporting Persons' percentage of voting power was arrived at by dividing their total number of votes beneficially  controlled  (7,037,494)
by 17,576,382,  which  represents the 2,337,700 shares of Common Stock issued at the  Closing,  the 293,879  shares of Common  Stock Mr.  Zenger is  obligated to purchase  under the Issuer Option,  the 3,255,915  votes attached to the 195,351 shares of Preferred Stock  beneficially  owned by the Reporting  Persons and the
11,688,888  shares of Common  Stock  reported  as  outstanding  in the  Issuer's
Quarterly  Report on Form 10-Q for the fiscal quarter ended  September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001.

            Item 5(b)

            VESF has sole voting power with  respect to 2,120,000  shares of the
2,390,885  shares of Common  Stock it is reported  to  beneficially  own,  being comprised  solely of the 2,120,000  shares VESF purchased from Mr. Zenger at the
Closing.  VESF has no voting power with respect to the 270,885  shares of Common
Stock into which its 130,233 shares of Preferred Stock are  convertible,  as the
Voting  Agreement grants Mr. Zenger the right to vote VESF's Preferred Stock for six  months.  VESF,  however,  has sole  dispositive  power with  respect to all
2,390,885 shares of Common Stock it is reported to beneficially own.

            Mr.  Zenger  has sole  voting  power with  respect to all  2,086,560 shares of Common Stock he is reported to  beneficially  own,  consisting  of the
17,700  shares of Common Stock he retained  following  the Closing,  the 293,879 shares of Common Stock he is obligated to purchase under the Issuer Option,  the
1,150,000  shares of Common  Stock with  respect  to which he was  granted a six month voting proxy by Mr. Broady, the 200,000 shares of Common Stock acquired by
Ms.  Hernandez at the Closing with respect to which she has granted Mr. Zenger a six month  voting  proxy and the 406,981  shares of Common  Stock into which the
195,351  currently  outstanding  shares of Preferred Stock are convertible.  Mr.
Zenger has been  deemed to have sole  voting  power over all of the  outstanding
Preferred  Stock,  as he personally owns 32,559 shares of Preferred  Stock,  has received  a voting  proxy  from Ms.  Hernandez  giving him the right to vote her
32,559 shares of Preferred Stock for six months and Mr. Zenger is a party to the
Voting  Agreement  which grants him the right to vote VESF's  130,233  shares of
Preferred Stock for six months. Mr. Zenger,  however, has sole dispositive power only with respect to 650,187  shares of Common  Stock,  consisting of the 17,700 shares of Common Stock Mr. Zenger  retained  following  the Closing,  the 67,723 shares of Common Stock into which Mr.  Zenger's 32,559 shares of Preferred Stock are  convertible,  the  270,885  shares of Common  Stock into which the  130,233 shares of Preferred Stock  beneficially  owned by Mr. Zenger (presently owned by
VESF but Mr. Zenger has an option to purchase) are convertible,  and the 293,879 shares of Common  Stock Mr.  Zenger is  obligated  to purchase  under the Issuer
Option.

            As a result of delivering  voting proxies to Mr. Zenger with respect to all of her holdings of the Issuer,  Ms.  Hernandez  has no voting rights with respect any shares of Common or Preferred Stock.  Ms.  Hernandez,  however,  has retained  sole  dispositive  power with respect to all 267,723  shares of Common
Stock reported to be beneficially owned by her.

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 12 of 14 pages
- --------------------------------              ----------------------------------

            The Reporting  Persons  maintain sole voting and  dispositive  power with respect to all 4,188,560 shares of Common Stock reported to be beneficially owned by them.

            Item 5(c) Item 3 lists all transactions in the Issuer's Common Stock in the last 60 days by the Reporting Persons.

            Item 5(d) No person  other than the  Reporting  Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            Item 5(e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.

            The  information  set forth in Item 3 hereof  concerning  agreements with respect to securities of the Issuer is incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

(a)         List of Officers and Directors of BIPIELLE Bank.

(b)         Stock Purchase Agreement,  dated September 27, 2001, between Ultrak,
            Inc. and Niklaus Zenger.

(c)         Agreement dated October 29, 2001 between Niklaus Zenger and Victoria
            & Eagle Strategic Fund.

(d)         Share Purchase  Agreement,  dated October 23, 2001,  between Niklaus
            Zenger and George Broady.

(e)         Amendment to the Share Purchase Agreement Dated November 7, 2001.

(f)         Purchase  and Voting  Agreement,  dated  January 10,  2002,  between
            Niklaus Zenger and Victoria & Eagle Strategic Fund.

(g)         Call/Put Option Agreement,  dated January 10, 2002,  between Niklaus
            Zenger and Victoria & Eagle Strategic Fund.

(h)         Joint Filing Agreement.

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 13 of 14 pages
- --------------------------------              ----------------------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge  and belief,  the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2002

                                          VICTORIA & EAGLE STRATEGIC
                                          FUND, CAYMAN ISLAND

                                          By: /s/ Fabio Conti
                                              ------------------
                                              Name: Fabio Conti
                                              Title: Director

                                          /s/ Niklaus Zenger
                                          ------------------
                                          Niklaus Zenger

                                          /s/ Myriam Hernandez
                                          --------------------
                                          Myriam Hernandez

- --------------------------------              ----------------------------------
CUSIP No. 903898401                  13D          Page 14 of 14 pages
- --------------------------------              ----------------------------------

                                  EXHIBIT INDEX

Exhibit:

99.1.       List of Officers and Directors of BIPIELLE Bank.

99.2.       Stock Purchase Agreement,  dated September 27, 2001, between Ultrak,
            Inc. and Niklaus Zenger.

99.3.       Agreement dated October 29, 2001 between Niklaus Zenger and Victoria
            & Eagle Strategic Fund

99.4.       Share Purchase  Agreement,  dated October 23, 2001,  between Niklaus
            Zenger and George Broady.

99.5.       Amendment to the Share Purchase Agreement Dated November 7, 2001.

99.6.       Purchase  and Voting  Agreement,  dated  January 10,  2002,  between
            Niklaus Zenger and Victoria & Eagle Strategic Fund.

99.7.       Call/Put Option Agreement,  dated January 10, 2002,  between Niklaus
            Zenger and Victoria & Eagle Strategic Fund.

99.8.       Joint Filing Agreement.